[AmTrust Financial Services, Inc. Letterhead]

November 1, 2012

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn.: Ibolya Ignat
Washington D.C. 20549

Re:    AmTrust Financial Services, Inc.
Form 10-K for the Period Ended December 31, 2011
Filed March 15, 2012
File No. 001-33143

Dear Ms. Ignat:
This letter is in response to comments made by the Staff of the Securities and Exchange Commission in its correspondence dated November 1, 2012 to AmTrust Financial Services, Inc. (the “Company”) with respect to the above-referenced filing.
The Company is in receipt of the Staff’s comment letter and is actively engaged in preparing a response. However, due to scheduling constraints of certain key employees who will help draft our response and our upcoming Form 10-Q filing, the Company is unable to respond within the requested ten (10) business day deadline included in the comment letter. Therefore, in accordance with our discussion with you this afternoon, the Company requests an extension to respond to the Staff’s comment letter on or before November 30, 2012.
If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned, Charles Rezabek or Catherine Miller at (216) 328-6100. Thank you very much.

AMTRUST FINANCIAL SERVICES, INC.

/s/ Ronald E. Pipoly, Jr.
By: Ronald E. Pipoly, Jr.
Its: Chief Financial Officer

cc:    Jim B. Rosenberg, Securities and Exchange Commission
Donald Abbott, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP